SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 (Amendment No. 1) 1

Verilink Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432108

(CUSIP Number)

Leigh S. Belden	Copies to:
President and Chief Financial Officer	Eliot Robinson
Verilink Corporation	Powell, Goldstein, Frazer & Murphy LLP
127 Jetplex Circle	191 Peachtree Street, N.E., Suite 1600
Madison, Alabama 35758	Atlanta, Georgia 30303
Telephone: (256) 327-2001	Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 923432108	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS: Leigh S. Belden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,842,270(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,842,270(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842,270(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%

14	TYPE OF REPORTING PERSON IN

(1) Includes 743,209 shares of Verilink Common Stock that may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS: Beltech, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER 600,000
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER 600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 923432108	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS: Leigh S. Belden and Deborah Tinker Belden, or their Successors, Trustees u/a Dated 12/09/88 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 498,011
	8	SHARED VOTING POWER 498,011
	9	SOLE DISPOSITIVE POWER 498,011
	10	SHARED DISPOSITIVE POWER 498,011

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,011

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%

14	TYPE OF REPORTING PERSON OO

CUSIP No. 923432108	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS: Steven C. Taylor I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 928,767(1)
	8	SHARED VOTING POWER 929,817(1)
	9	SOLE DISPOSITIVE POWER 928,767(1)
	10	SHARED DISPOSITIVE POWER 929,817(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 929,817(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON IN

(1) Includes 118,210 shares of Verilink Common Stock that may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS: Baytech Associates I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050
	8	SHARED VOTING POWER 1,050
	9	SOLE DISPOSITIVE POWER 1,050
	10	SHARED DISPOSITIVE POWER 1,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON PN

CUSIP No. 923432108	13D	Page 7 of 9 Pages

Item 1.     Security and Issuer

          The name of the issuer is Verilink Corporation, a Delaware corporation (“Verilink”).  The address of its principal executive offices is 127 Jetplex Circle, Madison, Alabama 35758, and its telephone number (256) 327-2001.  The title of the class of equity securities to which this statement relates is Verilink’s common stock, par value $0.01 per share (the “Verilink Common Stock”).

          This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission on May 10, 2004 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 2.     Identity and Background

Item 3.     Source and Amount of Funds and Other Consideration

Item 4.     Purpose of Transaction

          The following paragraph is added after the last paragraph of Item 4(a)-(b):

          “Following consummation of the Merger, the obligations of the Voting Agreement Parties under the Voting Agreement terminated in accordance with its terms and, therefore, the Voting Agreement Parties may no longer be considered a Group for purposes of Section 13D of the Securities Exchange Act of 1934, as amended.  Accordingly, the Voting Agreement Parties may no longer be deemed to beneficially own the Subject Shares.”

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby restated in its entirety:

“(a) – (b)  The table below sets forth the beneficial ownership of each of the Reporting Persons as of the date hereof.  As a result of the termination of the Voting Agreement, each of the Voting Agreement Parties is no longer deemed to have shared voting and dispositive power with respect to all shares beneficially owned. Mr. Belden and Mr. Taylor have shared voting and dispositive power with respect to the shares held by Baytech.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Vested Options Exercisable Within 60 Days (1)	Total Shares Beneficially Owned	Percentages of Shares Beneficially Owned (2)

Leigh S. Belden(3)	1,099,061	743,209	1,842,270	8.1%
Belden Trust	498,011	0	498,011	2.2%
Beltech	600,000	0	600,000	2.6%
Steven C. Taylor(4)	811,607	118,210	929,817	4.1%
Baytech	1,050	0	1,050	*
Reporting Persons Collectively	1,909,618	861,419	2,771,037	12.2%

  *  Less than 1%

CUSIP No. 923432108	13D	Page 8 of 9 Pages

(1)

In computing the number of shares of Verilink Common Stock beneficially owned by a Reporting Person and the respective percentage ownership, shares subject to options held by each Reporting Person that are vested and exercisable or vested and exercisable within 60 days of July 29, 2004, 2004 are deemed outstanding.  Employee stock options granted under the 1993 Amended and Restated Stock Option Plan (the “1993 Plan”) are generally exercisable at the time of grant; however the shares of Verilink Common Stock issuable upon exercise typically vest over time provided the optionee remains continuously employed by Verilink.  Under the 1993 Plan, upon cessation of employment, Verilink has the right to repurchase all of any unvested shares issued upon exercise of employee options.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Percentage beneficially owned is based on 22,723,762 shares of Common Stock outstanding as of July 29, 2004.

(3)

Includes 498,011 shares owned by the Belden Trust, 600,000 shares owned by Beltech and 1,050 shares owned by Baytech.  Excludes options to purchase 333,334 shares that are not vested, but exercisable within 60 days of July 29, 2004.  Mr. Belden disclaims beneficial as to 50% of the shares held by Baytech, and all of the shares held by Mr. Taylor.

(4)

Includes 810,557 shares owned individually by Mr. Taylor and 1,050 shares owned by Baytech.  Excludes options to purchase 16,666 shares that are not vested, but exercisable within 60 days of July 29, 2004. Mr. Taylor disclaims beneficial as to 50% of the shares held by Baytech, and all of the shares held by Beltech and the Belden Trust.

(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Verilink Common Stock beneficially owned by the Reporting Persons.

(e)

On July 28, 2004, following the consummation of the Merger and the termination of the Voting Agreement, the Belden Trust, Beltech and Mr. Taylor ceased to be the beneficial owner of more than five percent of Verilink Common Stock.  Mr. Belden remains the beneficial owner of more than five percent of Verilink Common Stock.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The following paragraph is added after the last paragraph of Item 6:

          “As discussed in Item 4, following consummation of the Merger on July 28, 2004, the obligations of the Voting Agreement Parties under the Voting Agreement terminated in accordance with its terms and, therefore, the Voting Agreement Parties may no longer be considered a Group for purposes of Section 13D of the Securities Exchange Act of 1934, as amended.  Accordingly, the Voting Agreement Parties may no longer be deemed to beneficially own the Subject Shares.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement of Joint Filing

CUSIP No. 923432108	13D	Page 9 of 9 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2004

/s/ Leigh S. Belden

LEIGH S. BELDEN

BELTECH, INC.

By:	/s/ Leigh S. Belden

Leigh S. Belden
President

LEIGH S. BELDEN AND DEBORAH TINKER BELDEN, OR THEIR SUCCESSORS, TRUSTEES U/A DATED 12/09/88

By:	/s/ Leigh S. Belden

Leigh S. Belden
Trustee

/s/ Steven C. Taylor

STEVEN C. TAYLOR

BAYTECH ASSOCIATES

By:	/s/ Leigh S. Belden

Leigh S. Belden
General Partner